Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2013 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2013 together with the comparative figures for 2012:

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2013

		2013	2012
	Note	RMB million	RMB million

Operating revenue
Traffic revenue		94,684	96,100
Other operating revenue		3,863	3,414

Total operating revenue	4	98,547	99,514

Operating expenses
Flight operation expenses	5	54,010	54,690
Maintenance		7,805	7,971
Aircraft and traffic servicing expenses		15,091	14,072
Promotion and selling expenses		7,754	7,134
General and administrative expenses		2,470	2,425
Depreciation and amortisation	6	9,347	8,264
Impairment on property, plant and equipment		536	–
Others		1,267	1,321

Total operating expenses		98,280	95,877

Other net income	7	1,243	1,462

Operating profit		1,510	5,099

1

		2013	2012
	Note	RMB million	RMB million

Interest income		307	235
Interest expense	8	(1,651)	(1,376)
Share of associates’ results		294	317
Share of joint ventures’ results		96	121
Exchange gain, net		2,903	267
Other non-operating income	9	25	75

Profit before income tax		3,484	4,738
Income tax	10	(734)	(954)

Profit for the year		2,750	3,784

Attributable to:
Equity shareholders of the Company		1,986	2,619
Non-controlling interests		764	1,165

Profit for the year		2,750	3,784

Earnings per share attributable to equity shareholders of the Company
Basic and diluted	13	RMB0.20	RMB0.27

2

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2013

	2013	2012
	RMB million	RMB million

Profit for the year	2,750	3,784

Other comprehensive income for the year:
Fair value movement of available-for-sale financial assets	(8)	5
Share of other comprehensive loss of an associate	(3)	–
Deferred tax relating to above items	2	(1)

Total comprehensive income for the year	2,741	3,788

Attributable to:
Equity shareholders of the Company	1,981	2,622
Non-controlling interests	760	1,166

Total comprehensive income for the year	2,741	3,788

3

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2013

		2013	2012
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net		119,777	100,040
Construction in progress	14	17,459	18,689
Lease prepayments		2,267	2,198
Interest in associates		1,305	1,033
Interest in joint ventures		1,197	1,103
Investments in equity securities		162	160
Aircraft operating lease deposits		566	672
Available-for-sale equity securities		61	69
Deferred tax assets		1,251	1,223
Other assets		589	480

		144,634	125,667

Current assets
Inventories		1,647	1,708
Trade receivables	15	2,173	1,853
Other receivables	16	3,431	2,139
Cash and cash equivalents		11,748	10,082
Restricted bank deposits		440	–
Prepaid expenses and other current assets		803	758
Amounts due from related companies		331	247

		20,573	16,787

Current liabilities
Borrowings		20,242	21,899
Current portion of obligations under finance leases		3,636	2,494
Trade payables	17	1,407	1,825
Sales in advance of carriage		5,815	4,854
Deferred revenue		1,244	1,201
Current income tax		495	346
Amounts due to related companies		457	308
Accrued expenses		11,898	11,800
Other liabilities		4,019	4,004

		49,213	48,731

Net current liabilities		(28,640)	(31,944)

Total assets less current liabilities		115,994	93,723

4

		2013	2012
	Note	RMB million	RMB million

Non-current liabilities
Borrowings		37,246	30,196
Obligations under finance leases		31,373	19,371
Deferred revenue		2,069	1,649
Provision for major overhauls		1,076	902
Provision for early retirement benefits		41	66
Deferred benefits and gains		858	1,011
Deferred tax liabilities		880	794

		73,543	53,989

Net assets		42,451	39,734

Capital and reserves
Share capital		9,818	9,818
Reserves		24,511	23,021

Total equity attributable to equity shareholders of the Company		34,329	32,839
Non-controlling interests		8,122	6,895

Total equity		42,451	39,734

5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2013

		Attributable to equity shareholders of the Company
							Non-
	Share	Share	Fair value	Other	Retained		controlling
	capital	premium	reserves	reserves	earnings	Total	interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
				(Note)

Balance at 1 January 2012	9,818	14,131	21	1,082	7,123	32,175	5,602	37,777

Changes in equity for 2012:
Profit for the year	–	–	–	–	2,619	2,619	1,165	3,784
Other comprehensive income	–	–	3	–	–	3	1	4

Total comprehensive income	–	–	3	–	2,619	2,622	1,166	3,788

Appropriations to reserves	–	–	–	132	(132)	–	–	–
Dividends relating to 2011	–	–	–	–	(1,964)	(1,964)	–	(1,964)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	(6)	(6)	(11)	(17)
Capital injection from the non-controlling interest of a subsidiary	–	–	–	–	–	–	140	140
Government contributions	–	–	–	10	–	10	10	20
Distributions to non-controlling interests	–	–	–	–	–	–	(12)	(12)
Share of an associate’s reserves movement	–	–	–	2	–	2	–	2

Balance at 31 December 2012
and 1 January 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734
Changes in equity for 2013:
Profit for the year	–	–	–	–	1,986	1,986	764	2,750
Other comprehensive income	–	–	(2)	(3)	–	(5)	(4)	(9)

Total comprehensive income	–	–	(2)	(3)	1,986	1,981	760	2,741

Appropriations to reserves	–	–	–	113	(113)	–	–	–
Dividends relating to 2012	–	–	–	–	(491)	(491)	–	(491)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	–	–	(6)	(6)
Capital injection from the non– controlling interest of a subsidiary	–	–	–	–	–	–	560	560
Distributions to non-controlling interests	–	–	–	–	–	–	(87)	(87)

Balance at 31 December 2013	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

Note: Other reserves represent statutory surplus reserve, discretionary surplus reserve and others.

6

NOTES TO THE FINANCIAL INFORMATION PREPARED IN ACCORDANCE WITH IFRSs:

1	Company background

China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and The New York Stock Exchange.

2	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis except that available-for-sale equity securities are stated at their fair value.

As at 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. In preparing the consolidated financial statements, the Board has given careful considerations to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.

As at 31 December 2013, the Group had banking facilities with several PRC banks and financial institutions for providing bank facilities up to approximately RMB166.3 billion (2012: RMB173.2 billion), of which approximately RMB120.9 billion (2012: RMB112.8 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Directors believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

7

3	Accounting policies

Except as described in note 3(a) below, the accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2012, as described in these annual financial statements.

(a)	New and amended standards adopted by the Group

The Group has adopted the following new standards and amendments to existing standards which are relevant for the Group’s operation and mandatory for the first time for the financial year beginning 1 January 2013:

•	Amendment to IFRS 7 ‘Financial instruments: Disclosures’ on asset and liability offsetting. The amendments require new disclosure requirements which focus on quantitative information about recognised financial instruments that are offset in the balance sheet, as well as those recognised financial instruments that are subject to master netting or similar arrangements irrespective of whether they are offset. These amendments have had no material impact on the Group.

•	IFRS 10 “Consolidated financial statements”. The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entity (an entity that controls one or more other entities) to present consolidated financial statements. Defines the principle of control, and establishes controls as the basis for consolidation. Set out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee. It also sets out the accounting requirements for the preparation of consolidated financial statements. The management has evaluated the impact of IFRS 10, and there is no impact on the Group.

•	IFRS 11, “Joint arrangements”. IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement rather than its legal form. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to theassets and obligations relating to the arrangement and therefore accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and therefore equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The management has evaluated the impact of IFRS 11, and there is no impact on the Group.

•	IAS 28 (Revised 2011) “Associates and joint ventures”. The amendment includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Group continued follow the equity accounting for joint ventures and associates in 2013.

•	IFRS 12 “Disclosure of interests in other entities”. The amendment includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles. This improvement has no material impact on the Group. The management has evaluated the impact of IFRS 12 and made the disclosure accordingly where applicable.

•	IFRS 13 “Fair value measurement”. IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and United States Generally Accepted Accounting Principles (“US GAAP”), do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. The Group has made the disclosures accordingly where applicable.

8

•	IAS 1(Amendment) “Financial statements presentation” regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in “other comprehensive income” (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The Group has presented the required disclosure in the consolidated statement of comprehensive income.

•	IAS 27 (revised 2011) “Separate financial statements”. The amendment includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. This revision has no impact on the Group.

•	Annual improvements 2011, these annual improvements, address six issues in the 2009-2011 reporting cycle. It includes changes to:

•	IFRS 1, ‘First time adoption’
•	IAS 1, ‘Financial statement presentation’
•	IAS 16, ‘Property plant and equipment’
•	IAS 32, ‘Financial instruments; Presentation’
•	IAS 34, ‘Interim financial reporting’

The improvements has no material impact on the Group.

4	Revenue and segmental information

(a)	Operating revenue

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services.

Operating revenue comprises revenue from airline and airline-related business and is stated net of sales tax.

(b)	Business segments

The Group’s network passenger and cargo transportation are managed as a single business unit. The Group’s chief operating decision maker (“CODM”) makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline transportation operations”.

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as “other segments”.

Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note (d).

9

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results for the year ended 31 December 2013 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	97,659	471	–	–	98,130

Inter-segment sales	–	1,147	(1,147)	–	–

Reportable segment revenue	97,659	1,618	(1,147)	–	98,130

Reportable segment profit before taxation	2,796	123	–	431	3,350

Reportable segment profit after taxation	2,118	100	–	431	2,649

Other segment information
Income tax	678	23	–	–	701
Interest income	300	7	–	–	307
Interest expense	1,611	40	–	–	1,651
Depreciation and amortisation	9,425	80	–	–	9,505
Impairment losses	567	1	–	–	568
Share of associates’ results	–	–	–	296	296
Share of joint ventures’ results	–	–	–	96	96
Non-current assets additions during the year	28,780	82	–	–	28,862

10

The segment results for the year ended 31 December 2012 are as follows:

	Airline
	transportation
	operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	101,007	476	–	–	101,483

Inter-segment sales	–	1,159	(1,159)	–	–

Reportable segment revenue	101,007	1,635	(1,159)	–	101,483

Reportable segment profit before taxation	4,120	102	–	526	4,748

Reportable segment profit after taxation	3,179	90	–	526	3,795

Other segment information
Income tax	941	12	–	–	953
Interest income	230	5	–	–	235
Interest expense	1,329	47	–	–	1,376
Depreciation and amortisation	8,204	80	–	–	8,284
Impairment losses	(7)	1	–	–	(6)
Share of associates’ results	–	–	–	318	318
Share of joint ventures’ results	–	–	–	121	121
Non-current assets
additions during the year	24,316	57	–	–	24,373

The segment assets and liabilities as at 31 December 2013 and 31 December 2012 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2013
Reportable segment assets	160,759	2,304	(658)	2,740	165,145
Reportable segment liabilities	122,320	1,271	(658)	–	122,933

As at 31 December 2012
Reportable segment assets	138,023	1,905	(313)	2,879	142,494
Reportable segment liabilities	102,011	1,200	(313)	–	102,898

*	Unallocated assets primarily include investments in associates and joint ventures, available-for-sale equity securities, other investments in equity securities and the principal and interest receivables of wealth management products. Unallocated results primarily include the share of results of associates and joint ventures, gain on disposal of a subsidiary, the interest income on wealth management products and dividend income from other investments.

11

(c)	Geographic information

The Group’s revenues by geographical segment are analysed based on the following criteria:

(i)	Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”), is classified as domestic operations. Traffic revenues from inbound and outbound services between overseas markets excluding Hong Kong, Macau and Taiwan is classified as international operations.

(ii)	Revenues from commission income, hotel and tour operation, ground services and other miscellaneous services are classified on the basis of where the services are performed.

	2013	2012
	RMB million	RMB million
Domestic	76,828	81,322
International	19,053	17,821
Hong Kong, Macau and Taiwan	2,249	2,340

	98,130	101,483

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide network. Majority of the Group’s other assets are also located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

12

(d)	Reconciliations of reportable segment revenue, profit before income tax, assets and liabilities arising from different accounting policies

	2013	2012
	RMB million	RMB million
Revenues

Reportable segment revenues	98,130	101,483
Reclassification of expired sales in advance of carriage	684	495
Reclassification of sales tax	(267)	(2,464)

Consolidated revenue	98,547	99,514

Profit

Reportable segment profit before taxation	3,350	4,748
Capitalisation of exchange difference of specific loans	133	3
Government grants	3	2
Others	(2)	(15)

Consolidated profit before income tax	3,484	4,738

Assets

Reportable segment assets	165,145	142,494
Capitalisation of exchange difference of specific loans	351	218
Government grants	(210)	(225)
Others	(79)	(33)
Consolidated total assets	165,207	142,454

Liabilities

Reportable segment liabilities	122,933	102,898
Government grants	(178)	(190)
Others	1	12

Consolidated total liabilities	122,756	102,720

13

5	Flight operation expenses

	2013	2012
	RMB million	RMB million
Jet fuel costs	35,538	37,401
Flight personnel payroll and welfare	5,799	5,051
Aircraft operating lease charges	4,767	4,897
Air catering expenses	2,295	2,352
Civil Aviation Development Fund	2,036	1,868
Training expenses	784	660
Aircraft insurance	194	203
Others	2,597	2,258

	54,010	54,690

6	Depreciation and amortisation

	2013	2012
	RMB million	RMB million
Depreciation
– Owned assets	6,861	6,328
– Assets acquired under finance leases	2,477	1,874
Amortisation of deferred benefits and gains	(146)	(74)
Other amortisation	155	136

	9,347	8,264

7	Other net income

	2013	2012
	RMB million	RMB million
Government grants	1,155	1,243
(Loss)/gain on disposal of property, plant and equipment, net and lease prepayments
– Aircraft and spare engines	(8)	9
– Other property, plant and equipment	(70)	7
Others	166	203

	1,243	1,462

14

8	Interest expense

	2013	2012
	RMB million	RMB million
Interest on borrowings	1,275	1,289
Interest relating to obligations under finance leases	692	468
Interest relating to provision for early retirement benefits	5	8
Less: interest expense capitalised	(321)	(389)

	1,651	1,376

9	Other non-operating income

	2013	2012
	RMB million	RMB million
Interest income on wealth management products	25	21
Gain on disposal of a subsidiary	–	54

	25	75

10	Income tax

	2013	2012
	RMB million	RMB million
PRC income tax
– Provision for the year	705	774
– Over-provision in prior year	(31)	(61)

	674	713

Deferred tax
Origination and reversal of temporary differences	60	241

	734	954

In respect of majority of the Group’s overseas airline operation, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Enterprise Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2012: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations where those subsidiaries are located.

15

11.	Dividend

A dividend in respect of the year ended 31 December 2013 of RMB0.4 per 10 shares (inclusive of applicable tax) (2012: RMB0.5 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB393 million, was proposed by the directors on 28 March 2014 (2012: RMB491 million). The final dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

12	Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2013 includes a profit of RMB945 million (2012: RMB902 million) which has been dealt with in the financial statements of the Company.

13	Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2013 is based on the profit attributable to equity shareholders of the Company of RMB1,986 million (2012: RMB2,619 million) and the weighted average of 9,817,567,000 shares in issue during the year (2012: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for both 2013 and 2012.

14	Construction in progress

The construction in progress as at 31 December 2013 mainly related to advance payments for acquisition of aircraft amounting to RMB16,413 million and progress payments for other construction projects amounting to RMB1,046 million.

15	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. An ageing analysis of trade receivables is set out below:

	2013	2012
	RMB million	RMB million
Within 1 month	1,810	1,519
More than 1 month but less than 3 months	345	304
More than 3 months butless than 12 months	25	38
More than 1 year	20	18

	2,200	1,879
Less: allowance for doubtful debts	(27)	(26)

	2,173	1,853

16	Other receivables

As at 31 December 2013, other receivables include the VAT recoverable amounting to RMB1,114 million (2012: Nil).

16

17	Trade payables

	2013	2012
	RMB million	RMB million

Within 1 month	987	1,287
More than 1 month but less than 3 months	252	309
More than 3 months but less than 12 months	152	193
More than 1 year	16	36

	1,407	1,825

18	Share Appreciation Rights Scheme

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (the “Scheme”).

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit prior to 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one-third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax) and a dividend of RMB 0.05 (equivalent to HKD0.06) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on 31 May 2012 and 18 June 2013, respectively), therefore, the exercise price for the SARs was adjusted to HKD3.61 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,380,000 units of SARs were lapsed.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at 31 December 2013 was RMB1,893,000 (2012: RMB2,303,000) and a corresponding staff costs of RMB410,000 was reversed on the financial statement for the year ended 31 December 2013 (2012: RMB 2,072,000).

19.	Subsequent event

(a)	On 22 January 2014, CSAHC increased its shares in the Company by 1,175,267 A shares via the trading system of the Shanghai Stock Exchange. Immediately prior to the increase in shares, CSAHC held 4,150,050,000 A shares of the Company, representing 42.27% of the total issued A share capital of the Company. Immediately following the increase in shares, CSAHC held 4,151,225,267 A shares of the Company, representing 42.28% of the total issued A share capital of the Company. Immediately following the increase in shares, the A shares and H shares of the Company directly and indirectly held by CSAHC represents 53.13% of the total issued share capital of the Company.

17

(b)	On 21 March 2014, The Company has completed the issuance of the first tranche of ultra-short-term financing bills for the year 2014 of China Southern Airlines Company Limited (the “First Tranche Financing Bills”). The total issuance amount of the First Tranche Financing Bills was RMB3 billion, with a maturity period of 180 days, a par value per unit of RMB100 and a nominal interest rate of 5.1%.

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

Consolidated Income Statement for the year ended 31 December 2013

	2013	2012
	RMB million	RMB million

Revenue	98,130	101,483

Less: Cost of operation	87,061	85,932
Taxes and surcharges	267	2,464
Selling and distribution expenses	7,855	7,204
General and administrative expenses	2,689	2,603
Financial (income)/expenses, net	(1,294)	1,027
Impairment loss	568	(6)
Add: Investment income	431	526

Operating profit	1,415	2,785
Add: Non-operating income	2,070	2,027
Less: Non-operating expenses	135	64

Total profit	3,350	4,748
Less: Income tax	701	953

Net profit	2,649	3,795

Attribute to:
– Equity shareholders of the Company	1,895	2,628
– Minority interests	754	1,167

Net profit for the year	2,649	3,795

18

CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2013

	2013	2012
	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	12,610	10,082
Accounts receivable	2,213	1,885
Prepayments	947	861
Dividend receivable	60	7
Other receivables	1,911	1,743
Inventories	1,647	1,708
Other current assets	1,183	501

Total current assets	20,571	16,787

Non-current assets
Available-for-sale financial assets	61	69
Long-term equity investments	2,679	2,309
Investment properties	508	481
Fixed assets	119,249	99,591
Construction in progress	17,314	18,638
Intangible assets	2,443	2,273
Aircraft operating lease deposits	566	672
Long-term deferred expenses	415	408
Deferred tax assets	1,339	1,266

Total non-current assets	144,574	125,707

Total assets	165,145	142,494

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	14,412	10,719
Bills payable	3	–
Accounts payable	11,035	11,450
Sales in advance of carriage	5,815	4,854
Employee benefits payable	2,291	2,260
Taxes payable	797	657
Interest payable	269	157
Other payables	3,881	3,759
Non-current liabilities due within one year	10,710	14,875

Total current liabilities	49,213	48,731

19

	2013	2012
	RMB million	RMB million

Non-current liabilities
Long-term loans	37,246	30,196
Obligations under finance leases	31,373	19,371
Provision for major overhauls	1,076	902
Deferred revenue	3,104	2,850
Provision for early retirement benefits	41	66
Deferred tax liabilities	880	782

Total non-current liabilities	73,720	54,167

Total liabilities	122,933	102,898

Shareholders’ equity
Share capital	9,818	9,818
Capital reserve	14,406	14,411
Surplus reserve	1,169	1,056
Undistributed profits	8,746	7,455

Total equity attributable to equity shareholders of the Company	34,139	32,740

Non-controlling interests	8,073	6,856

Total equity	42,212	39,596

Total liabilities and shareholders’ equity	165,145	142,494

Notes:

The financial information set out above is derived from audited financial statements for the year ended 31 December 2013 prepared in accordance with PRC GAAP which is available on the website of Shanghai Stock Exchange at http://www.sse.com.cn and the Company’s website at http://www.csair.com.

20

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

(1)	The effect of the differences between PRC GAAP and IFRSs on net profit attributable to equity shareholders of the Company is analysed as follows:

	2013	2012
	RMB million	RMB million

Amounts under PRC GAAP	1,895	2,628
Adjustments:
Losses on housing benefits	–	(14)
Government grants	3	2
Capitalisation of exchange difference of specific loans	133	3
Adjustments arising from business combinations under common control	(2)	(1)
Tax impact of the above adjustments	(33)	(1)
Effect of the above adjustments on minority interests	(10)	2

Amounts under IFRSs	1,986	2,619

(2)	The effect of the differences between PRC GAAP and IFRSs on equity attributable to equity shareholders of the Company is analysed as follows:

	2013	2012
	RMB million	RMB million

Amounts under PRC GAAP	34,139	32,740
Adjustments:
Capitalisation of exchange difference of specific loans	351	218
Accumulated loss attributed to non-controlling interests of a subsidiary	(23)	(23)
Government grants	(32)	(35)
Adjustment arising from an associate’s business combination under common control	8	10
Tax impact of the above adjustments	(88)	(55)
Effect of the above adjustments on minority interests	(26)	(16)

	34,329	32,839

21

2013 REVIEW

In 2013, the overall global economy was still on the basic trend of slow recovery, the risk of a deterioration of the economy was not completely removed, and a new round of growth had yet to appear. The Chinese economy entered into a period of changing after years of rapid growth, experiencing the short-term pain of structural adjustments and the aftermath of the earlier economic stimulus policies, all contributed to the decelerated rate of growth.

Due to the impact of the macro economy, the global aviation transportation industry continued to be weak. The Chinese civil aviation market maintained a steady growth, but due to factors such as the diversion of business by the express railway, the excess supply in the transport capacity of the industry, keener market competition, high oil prices etc, resulting in an increase in traffic volume with falling prices in the domestic market, and the quality of income in the whole industry dropped significantly.

Faced with harsh operational conditions, the Company insisted on the concept of stable development, strengthened the establishment of the safety management system, enhanced the level of marketing refined management, steadily promoted the strategic transformation and internationalization process, actively enhanced the service quality and brand influences, and effectively resolved the impact of various negative factors such as the complex and changing market, shortage of development resources, higher competition pressure etc, therefore the comprehensive competitiveness of the Company continued to strength.

During the reporting period, the Company strengthened the standardized management of safety, adjusted and increased the power of safety management at all levels, enhanced the building up of qualifications and ability of the technical personnel, emphasized on the development and application of new technologies, better protected our continuous safety, and managed to maintain the best safety record among the Chinese aviation companies. In the whole year, we completed 1,829,400 safe flight hours and 12,000 universal flight hours, maintained 170 consecutive months of aviation safety and 234 consecutive months of aviation security.

During the reporting period, the excess supply situation in the domestic civil aviation industry was more acute, and market competition was intensified. We actively coped with changes in the market, adopted effective measures and maintained our position in the market. In the whole year, the Company completed 17,469 million tonnes of transportation turnover, representing an increase of 8.1% as compared with last year; the Company completed 91,790,000 person-time passengers of transportation, representing an increase of 6.1% as compared with last year. The Company achieved business revenue of RMB98,547 million, representing a decrease of 1.0% as compared with last year.

22

We strengthened the sales to high-end travellers, enhanced the operational quality, the first and business class cabins achieved passenger load factor of 44.8%, representing an increase of 2.9 percentage points as compared with last year, and the Company achieved 2,520,000 person-time of first and business class cabins passengers, representing an increase of 14.5% as compared with last year; we proactively followed the development trend of the industry, greatly promoted the development of e-commerce, and achieved direct sales revenue of RMB15,600 million, with the direct sales ratio reached 20.5%, representing an increase of 4.5 percentage points as compared with last year. Faced with the overall weak cargo transportation market, we actively explore the cargo transportation market locally and abroad by optimizing cargo fleet structure, and the operating of cargo flight reduced losses.

In addition, we also successfully introduced the first Dream Plane B787 into China, and became the first aviation company in the world which operated A380 and B787 at the same time, and the strength of the fleet was further enhanced.

During the reporting period, we has actively committed to social responsibilities, and smoothly completed several transportation protection missions such as maintaining peace and harmony, disaster relief, Chinese New Year passenger transportation, China National Games etc., and continued to conduct charity activities such as “Full of Care and Love” etc.; thoroughly carried out energy saving and carbon dioxide emission reduction, we were awarded as “The Most Appreciated Top 50 Chinese Companies”, “2013 Top 100 Green Companies” etc.; we donated over RMB7.1 million to “Full of Care and Love” fund, and continued to contribute to the society.

23

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

			2013 vs 2012
	For the year ended		Increase/
	31 December		(decrease)
	2013	2012	%

Traffic
Revenue passenger kilometres (RPK) (million)
– Domestic	116,105.71	107,278.56	8.23%
– Hong Kong, Macau and Taiwan	2,574.27	2,536.91	1.47%
– International	29,736.57	25,719.26	15.62%

Total	148,416.55	135,534.73	9.50%

Revenue tonne kilometres (RTK) (million)
– Domestic	11,765.27	10,924.30	7.70%
– Hong Kong, Macau and Taiwan	241.05	242.43	–0.57%
– International	5,462.27	4,993.39	9.39%

Total	17,468.59	16,160.12	8.10%

RTK-Passengers carried (million)
– Domestic	10,285.77	9,524.08	8.00%
– Hong Kong, Macau and Taiwan	226.65	223.64	1.35%
– International	2,628.76	2,277.71	15.41%

Total	13,141.18	12,025.43	9.28%

RTK-Cargo and mail carried (million)
– Domestic	1,479.50	1,400.22	5.66%
– Hong Kong, Macau and Taiwan	14.40	18.79	–23.36%
– International	2,833.51	2,715.68	4.34%

Total	4,327.41	4,134.69	4.66%

Passengers carried (thousand)
– Domestic	82,172.28	77,634.23	5.85%
– Hong Kong, Macau and Taiwan	2,019.28	1,928.54	4.71%
– International	7,599.41	6,922.22	9.78%

Total	91,790.97	86,484.99	6.14%

24

			2013 vs 2012
	For the year ended		Increase/
	31 December		(decrease)
	2013	2012	%

Cargo and mail carried (thousand tonnes)
– Domestic	923.73	890.38	3.75%
– Hong Kong, Macau and Taiwan	13.70	15.66	–12.52%
– International	338.92	325.82	4.02%

Total	1,276.35	1,231.86	3.61%

Capacity
Available seat kilometres (ASK) (million)
– Domestic	144,732.62	131,821.86	9.79%
– Hong Kong, Macau and Taiwan	3,594.29	3,464.29	3.75%
– International	38,472.93	34,282.98	12.22%

Total	186,799.84	169,569.13	10.16%

Available tonne kilometres (ATK) (million)
– Domestic	16,486.17	15,069.70	9.40%
– Hong Kong, Macau and Taiwan	407.59	396.74	2.73%
– International	8,058.23	7,598.25	6.05%

Total	24,951.99	23,064.69	8.18%

25

			2013 vs 2012
	For the year ended		Increase/
	31 December		(decrease)
	2013	2012	%

Load factor
Passenger load factor (RPK/ASK) (%)
– Domestic	80.22	81.38	–1.43%
– Hong Kong, Macau and Taiwan	71.62	73.23	–2.20%
– International	77.29	75.02	3.03%

Overall	79.45	79.93	–0.60%

Overall load factor (RTK/ATK) (%)
– Domestic	71.36	72.49	–1.56%
– Hong Kong, Macau and Taiwan	59.14	61.11	–3.22%
– International	67.78	65.72	3.13%

Overall	70.01	70.06	–0.07%

Yield
Yield per RPK (RMB)
– Domestic	0.61	0.69	–11.59%
– Hong Kong, Macau and Taiwan	0.84	0.84	–
– International	0.50	0.53	–5.66%

Overall	0.59	0.66	–10.61%

Yield per RFTK (RMB)
– Domestic	1.42	1.57	–9.55%
– Hong Kong, Macau and Taiwan	6.02	5.22	15.33%
– International	1.49	1.57	–5.10%

Overall	1.48	1.59	–6.92%

Yield per RTK (RMB)
– Domestic	6.24	6.96	–10.34%
– Hong Kong, Macau and Taiwan	9.33	9.20	1.41%
– International	3.49	3.57	–2.24%

Overall	5.42	5.95	–8.91%

Cost
Operating cost per ATK (RMB)	3.94	4.16	–5.25%

26

			2013 vs 2012
	For the year ended		Increase/
	31 December		(decrease)
	2013	2012	%

Fleet
Total number of aircraft at year end
– Boeing	282	243	16.05%
– Airbus	253	225	12.44%
– Others	26	23	13.04%

Total	561	491	14.26%

Number of flights (thousand)
– Domestic	731.61	682.73	7.16%
– Hong Kong, Macau and Taiwan	17.25	16.03	7.61%
– International	61.01	58.26	4.72%

Total	809.87	757.02	6.98%

Kilometres flown (million)	1,147.07	1,052.50	8.99%

Hours flown (thousand)	1,829.43	1,680.69	8.85%

Overall utilisation rate (hours per day)
– Boeing	9.79	10.04	–2.49%
– Airbus	9.79	9.95	–1.61%
– Others	6.32	5.97	5.86%

Overall	9.63	9.81	–1.83%

Fleet age (year)	6.00	6.32	–5.06%

27

MANAGEMENT DISCUSSION AND ANALYSIS

During the reporting period, the strategic transformation of the Company entered on a new level, the internationalization process was further speeded up.

We steadily pushed forward the strategic transformation and internationalization process, and launched new routes like Guangzhou-Moscow, Bali, Chiang Mai etc. We also increased the frequency of flights to London, Brisbane, Auckland and Delhi, improved the “Canton Route” flight network, and further established Guangzhou as a convenient hub for Europe-Australia, North America-Southeast Asia, Southeast Asia –Northeast Asia. At the same time, we put the flagship aircraft type such as A380 and B787 to the major international markets in Europe and Atlantic Ocean, equipped them with the best service personnel, and enhanced the software and hardware strengths of our international routes; given the opportunities offered by favourable policies like visa-free transit in Guangzhou within 72 hours, we improved the comprehensive protection level of the hub. With a series of efforts, the effects of the hub establishment of the Company were more obvious, the quality and impact of our internationalization transformation were further enhanced. The transit passengers in the four hubs of Guangzhou, Beijing, Urumqi and Chongqing increased by 3.9%, and revenue increased by 6.4%, of which the number of international transit persons increased by 11.1%, and revenue increased by 10.8%. The passenger load factor of international major routes from Guangzhou hub reached 81%. The transit ratio already exceeded 55%.

During the reporting period, the Company focused on strengthening service management and further improved customer service quality.

We adhered to the idea of “Doing everything with clients’ feelings in mind, treasure each service opportunity”, stressed on improving the service management work flow, enhanced the ability and standard of the service team, increased investment in the service software and hardware, and further enhanced the quality of ground services. On one hand we speeded up the nurturing of international talents, on the other hand we actively hire foreign flight attendants, striving to provide barrier-free quality services. At the same time, the Company highly emphasized the operation of flights, with continuous improvement of the ordinary management system of flights, we grasped the opportunities of air zone management improvement, adopted measures like handling of flight delay project, worked hard to overcome difficulties like frequent occurrence of bad weather, poor operational environment etc., so that the regularity of flight rate was maintained at the forefront among the industry, the rate of delay attributable to the Company decreased by 1.18%, and these were fully recognized by the society.

28

During the reporting period, the Company introduced a series of new products and new services, which were recognized by its passengers.

We launched the “Year of International Brand Improved Service” and introduced a series of new products and new services, which were recognized by its passengers. It was rated 6 by SKYTRAX and 4 by dianping.com (Australia) this year, 5% and 43% higher than last year, respectively. We put elite pilots to flights of the “Canton Route”, upgraded to wide-screen entertainment system and provided characteristic Cantonese foods such as claypot rice and flat rice vermicelli. These steadily enhanced the service of international long-distance flights. We linked the direct luggage carrying service among 11 airports in Los Angeles, Vancouver and other places, which was convenient for passenger changing between domestic flights and international flights at Guangzhou. We continued to enhance the hardware of its high-end services by completing renewals and upgrades of its Sky Pearl VIP lounge in seven places including Guangzhou, Shenyang, Guilin, Nanning, Guiyang, Changchun and Shenzhen. We developed a flight changing management system. During the year, there have been a total of near 3 million short messages of flight delay successfully sent, which ensured passengers had timely access to the latest updates of flights and was well received. We also launched the public service platform of China Southern Airlines on WeChat and became the first airline in China which support ticket purchase, check-in and other services through WeChat. As of the end of the year, the public account of China Southern Airlines on WeChat had over 1 million followers, which elevated the refined services.

During the reporting period, the Company further strengthened cooperation with all parties, enhanced the brand publicity.

We further strengthened cooperation with all parties, enhanced the brand publicity. By using the opportunities offered by the visit of the Premier of New Zealand, the story of “Going into the New State-owned Enterprises” of the government media, operation of the first B787 in China, Sydney and Melbourne Culture Festivals, Forum on the Aviation in London etc., we expanded the brand awareness and influence of China Southern Airlines in China and the overseas countries. We signed strategic cooperation agreements with the New Zealand government, Hubei provincial government, Guangdong Provincial Airport Group etc, and pushed forward the cooperation with Quantas Airways, British Airways, Russian Airways, Etihad Airways and Kenya Airways, which further secured the development foundation.

29

FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB1,986 million was recorded in 2013 as compared to the profit attributable to equity shareholders of the Company of RMB2,619 million in 2012. The Group’s operating revenue decreased by RMB966 million or 1.0% from RMB99,514 million in 2012 to RMB98,547 million in 2013. Passenger load factor decreased by 0.4 percentage point from 79.9% in 2012 to 79.5% in 2013. Passenger yield (in passenger revenue per RPK) decreased by 10.61% from RMB0.66 in 2012 to RMB0.59 in 2013. Average yield (in traffic revenue per RTK) decreased by 8.91% from RMB5.95 in 2012 to RMB5.42 in 2013. Operating expenses increased by RMB2,403 million or 2.5% from RMB95,877 million in 2012 to RMB98,280 million in 2013. As a result of the increase in operating expenses, operating profit of RMB1,510 million was recorded in 2013 as compared to operating profit of RMB5,099 million in 2012, decrease by RMB3,589 million.

OPERATING REVENUE

	2013		2012
	Operating		Operating		Changes
	revenue	Percentage	revenue	Percentage	in revenue
	RMB million	%	RMB million	%	%

Traffic revenues	94,684	96.1%	96,100	96.6%	(1.5)%

Including: Passenger revenues	88,271		89,544		(1.4)%
– Domestic	71,277		73,845		(3.5)%
– Hong Kong, Macau and Taiwan	2,162		2,133		1.4%
– International	14,832		13,566		9.3%

Cargo and mail revenue	6,413		6,556		(2.2)%

Other operating revenues	3,863	3.9%	3,414	3.4%	13.2%
Mainly including:
Commission income	1,040		757		37.4%
Ground service income	349		350		(0.3)%
Expired sales in advance of carriage	684		495		38.2%
General aviation income	484		445		8.8%
Hotel and travel service income	565		647		(12.7)%

Total operating revenues	98,547	100.0%	99,514	100.0%	(1.0)%

Less: fuel surcharge income	(13,062)		(13,378)

Total operating revenue excluding fuel surcharge	85,485		86,136

30

Traffic revenue composition

(RMB million)

Substantially all of the Group’s operating revenues is attributable to airline and airline related operations. Traffic revenues accounted for 96.1% and 96.6% of total operating revenue in 2013 and 2012, respectively. Passenger revenues and cargo and mail revenues accounted for 93.2% and 6.8%, respectively of the total traffic revenue in 2013. During the reporting period, the Group’s total traffic revenues was RMB94,684 million, representing a decrease of RMB1,416 million or 1.5% from prior year, mainly due to the VAT reform which leads to the decrease of domestic revenues of RMB47.98 million. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

31

The decrease in operating revenue was primarily due to a 1.4% decrease in passenger revenue from RMB89,544 million in 2012 to RMB88,271 million in 2013. The total number of passengers carried increased by 6.14% to 91.791 million passengers in 2013. RPKs increased by 9.50% from 135,535 million in 2012 to 148,417 million in 2013, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.66 in 2012 to RMB0.59 in 2013, which is mainly due to the impact from VAT reform.

Domestic passenger revenue, which accounted for 80.7% of the total passenger revenue in 2013, decreased by 3.5% from RMB73,845 million in 2012 to RMB71,277 million in 2013. Domestic passenger traffic in RPKs increased by 8.23%, while passenger capacity in ASKs increased by 9.79%, resulting in a decrease in passenger load factor by 1.2 percentage points from 81.4% in 2012 to 80.2% in 2013. Domestic passenger yield per RPK decreased from RMB0.69 in 2012 to RMB0.61 in 2013.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.4% of total passenger revenue, increased by 1.4% from RMB2,133 million in 2012 to RMB2,162 million in 2013. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 1.47%, while passenger capacity in ASKs increased by 3.75%, resulting in a decrease in passenger load factor by 1.6 percentage points from 73.2% in 2012 to 71.6% in 2013. Passenger yield per RPK remained at RMB0.84 in 2012 and 2013.

International passenger revenue, which accounted for 16.8% of total passenger revenue, increased by 9.3% from RMB13,566 million in 2012 to RMB14,832 million in 2013. For international flights, passenger traffic in RPKs increased by 15.62%, while passenger capacity in ASKs increased by 12.22%, resulting in a 2.3 percentage points increase in passenger load factor from 75.0% in 2012 to 77.3% in 2013. Passenger yield per RPK decreased from RMB0.53 in 2012 to RMB0.50 in 2013.

Cargo and mail revenue, which accounted for 6.8% of the Group’s total traffic revenue and 6.5% of total operating revenue, decreased by 2.2% from RMB6,556 million in 2012 to RMB6,413 in 2013. The decrease was attributable to the continued downturn of the demand in the market and the low level ticket prices.

Other operating revenue increased by 13.2% from RMB3,414 million in 2012 to RMB3,863 million in 2013. The increase was primarily due to the general growth in income from commission and expired sales in advance of carriage.

32

OPERATING EXPENSES

Total operating expenses in 2013 amounted to RMB98,280 million, representing an increase of 2.5% or RMB2,403 million over 2012, primarily due to the total effect of increases in payroll, landing and navigation fees, depreciation of aircrafts and rotables and other operating costs. Total operating expenses as a percentage of total operating revenue increased from 96.3% in 2012 to 99.7% in 2013.

Operating expenses

	2013		2012
	RMB million	Percentage	RMB million	Percentage

Flight operations	54,010	55.0%	54.690	57.0%
Mainly including: Jet fuel costs	35,538		37,401
Operating lease charges	4,767		4,897
Flight personnel payroll and welfare	5,799		5,051
Maintenance	7,805	7.9%	7,971	8.3%
Aircraft and traffic servicing	15,091	15.4%	14,072	14.7%
Promotion and sales	7,754	7.9%	7,134	7.5%
General and administrative	2,470	2.5%	2,425	2.5%
Depreciation of aircrafts and rotables	9,347	9.5%	8,264	8.6%
Impairment on property, plant and equipment	536	0.5%	–	–
Others	1,267	1.3%	1,321	1.4%

Total operating expenses	98,280	100.0%	95,877	100.0%

33

Flight operations expenses, which accounted for 55.0% of total operating expenses, decreased by 1.2% from RMB54,690 million in 2012 to RMB54,010 million in 2013, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 65.8% of flight operations expenses, decreased by 5.0% from RMB37,401 million in 2012 to RMB35,538 million in 2013.

Maintenance expenses, which accounted for 7.9% of total operating expenses, decreased by 2.1% from RMB7,971 million in 2012 to RMB7,805 million in 2013. The decrease was mainly due to the impact of the VAT reform.

Aircraft and traffic servicing expenses, which accounted for 15.4% of total operating expenses, increased by 7.2% from RMB14,072 million in 2012 to RMB15,091 million in 2013. The increase was primarily due to a 5.9% rise in landing and navigation fees from RMB8,984 million in 2012 to RMB9,510 million in 2013, resulted from the increase in the number of take-off and landings and the average unit price of take-off and landing charges.

Promotional and sales expenses, which accounted for 7.9% of total operating expenses, increased by 8.7% from RMB7,134 million in 2012 to RMB7,754 million in 2013.

General and administrative expenses, which accounted for 2.5% of the total operating expenses, increased by 1.9% from RMB2,425 million in 2012 to RMB2,470 million in 2013.

OPERATING PROFIT

Operating profit of RMB1,510 million was recorded in 2013 (2012: RMB5,099 million). The decrease in profit was mainly due to the net effect of decrease in operating revenue by RMB967 million or 1.0% in 2013 and increase in operating expenses by RMB2,403 million or 2.5%.

OTHER NET INCOME

Other net income decreased by RMB219 million from RMB1,462 million in 2012 to RMB1,243 million in 2013, mainly due to the decrease of government grants and loss on disposal of property, plant and equipment.

Interest expense increased by RMB275 million from RMB1,376 million in 2012 to RMB1,651 million in 2013 was mainly due to the increase in number of aircraft held through a finance lease.

Net exchange gain of RMB2,903 million was recorded in 2013, an increase of RMB2,636 million from RMB267 million in 2012, mainly due to Renminbi appreciated significantly against US dollar in 2013.

INCOME TAX

Income tax expense of RMB734 million was recorded in 2013, decrease by RMB220 million from RMB954 million in 2012, mainly due to the decrease of profit before taxation.

34

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2013, the Group’s current liabilities exceeded its current assets by RMB28,640 million. For the year ended 31 December 2013, the Group recorded a net cash inflow from operating activities of RMB9,703 million, a net cash outflow from investing activities of RMB12,205 million and a net cash inflow from financing activities of RMB4,168 million and an increase in cash and cash equivalents of RMB1,666 million.

	2013	2012
	RMB million	RMB million

Net cash generated from operating activities	9,703	11,704
Net cash used in investing activities	(12,205)	(12,153)
Net cash from financing activities	4,168	668

Net increase in cash and cash equivalents	1,666	219

In 2013 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2013, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB168,270 million (2012: RMB173,162 million), of which approximately RMB122,904 million (2012: RMB112,793 million) was unutilised. The directors of the Company (the “Directors”) believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2014. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

35

The analyses of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2013	2012
	RMB million	RMB million	Change

Total borrowings and lease obligation	92,497	73,960	25.1%

Fixed rate borrowings and lease obligation	4,974	6,139	(19.0)%
Floating rate borrowings and lease obligation	87,523	67,821	29.0%

Analysis of borrowings and lease obligation by currency

	2013	2012
	RMB million	RMB million

USD	88,970	70,865
RMB	670	807
Others	2,857	2,288

Total	92,497	73,960

36

Maturity analysis of borrowings

	2013	2012
	RMB million	RMB million

Within 1 year	23,878	24,393
After 1 year but within 2 years	14,805	9,639
After 2 years but within 5 years	30,553	23,112
After 5 years	23,261	16,816

Total borrowings	92,497	73,960

The Group’s capital structure at the end of the year is as follows:

	2013	2012	Change

Net debts (RMB million)	104,345	86,669	20.4%
Total equity (RMB million)	42,451	39,734	6.8%
Ratio of net debt to total equity	246%	218%	12.8%

Net debts (aggregate of borrowings, obligations under finance leases, trade payables, sales in advance of carriage, amounts due to related companies, accrued expenses and other liabilities less cash and cash equivalents) increased by 20.4% to RMB104,383 million at 31 December 2013, compared to RMB86,669 million at 31 December 2012.

As at 31 December 2013, total equity attributable to equity shareholders of the Company amounted to RMB34,329 million, representing an increase of RMB1,490 million from RMB32,839 million at 31 December 2012. Total equity at 31 December 2013 amounted to RMB42,451 million (2012: RMB39,734 million).

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Ratio of net debt to total equity of the Group at 31 December 2013 was 246%, as compared to 218% at 31 December 2012.

FINANCIAL RISK MANAGEMENT POLICY

Foreign currency risk

The Renminbi is not freely convertible into foreign currencies. All foreign exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorised to buy and sell foreign exchange or at a swap centre.

The Group has significant exposure to foreign currency risk as substantially all of the Group’s obligations under finance lease, borrowings and operating lease commitment are denominated in foreign currencies, principally in US dollars, Singapore dollars and Japanese Yen. Depreciation or appreciation of the Renminbi against foreign currencies affects the Group’s results significantly because the Group’s foreign currency payments generally exceed its foreign currency receipts. The Group is not able to hedge its foreign currency exposure effectively other than by retaining its foreign currency denominated earnings and receipts to the extent permitted by the State Administration of Foreign Exchange, or subject to certain restrictive conditions, entering into forward foreign exchange contracts with authorised banks.

Jet fuel price risk

The Group is required to procure a majority of its jet fuel domestically at PRC spot market prices. There are currently no effective means available to manage the Group’s exposure to the fluctuations in domestic jet fuel prices. However, according to a pricing mechanism that was jointly introduced by the National Development and Reform Commission and the Civil Aviation Administration of China in 2009, which allows certain flexible levy of fuel surcharge linked to the jet fuel price, airline companies may, within a prescribed scope, make its own decision as to fuel surcharges for domestic routes and the pricing structure. The pricing mechanism, to a certain extent, reduces the Group’s exposure to fluctuation in jet fuel price.

MAJOR CHARGE ON ASSETS

As at 31 December 2013, certain aircraft of the Group with an aggregate carrying value of approximately RMB80,233 million (2012: RMB60,538 million) were mortgaged under certain borrowings and lease agreements.

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COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2013, the Group had capital commitments (excluding investment commitment) of approximately RMB51,353 million (2012: RMB75,129 million). Of such amounts, RMB47,651 million related to the acquisition of aircraft and related flight equipment and RMB3,702 million for other projects.

As at 31 December 2013, the Group had investment commitments as follows:

	2013	2012
	RMB million	RMB million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	70	119
Share of capital commitments of a jointly controlled entity	58	113

	128	232

Authorised but not contracted for
Share of capital commitments of a jointly controlled entity	171	218

	299	450

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the certain properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with its pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB656 million (2012: RMB581 million) to be granted to its pilot trainees to finance their respective flight training expenses. As at 31 December 2013, an aggregate of personal bank loans of RMB464 million (2012: RMB398 million), under these guarantees, were drawn down from the banks. During the year, the Group has made repayments of RMB6 million (2012: RMB3 million) due to the default of payments of certain pilot trainees.

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(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD12,617,698. As at 31 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which include an indemnity of USD27,919,525, legal costs and the interest thereon. As of the date of issuance of this financial information, the claimant has appealed. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

SHARE CAPITAL STRUCTURE

Change in Share Capital

In 2013, there was no change in the share capital of the Company.

Share CapitalStructure

As at 31 December 2013, the share capital of the Company comprised the following:

		Approximate percentage
Type of Shares	Number of Shares	of total share capital
		(%)

1. H Shares	2,794,917,000	28.47
2. A Shares	7,022,650,000	71.53

Total issued Shares	9,817,567,000	100.00

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2013.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

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AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2013.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2013 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2013.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.4 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2013, totalling approximately RMB393 million based on the Company’s 9,817,567,000 issued shares. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holder of H share. The profit distribution proposal is subject to shareholders’ approval at the general meeting.

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2014 OUTLOOK

Looking ahead for 2014, the Company is faced with both development opportunities and challenges, and favourable and unfavourable factors co-exist.

The major favourable conditions are as follows:

It is hopeful that the global economy will maintain the recovery trend.

According to forecast of the International Monetary Fund, the global economy will grow at 3.7% in 2014. Due to the impact of the overall economic environment, it is expected that the 2014 international aviation transportation demand will continue to maintain growth. The US economic growth rate will accelerate, the European economy will stabilize, which will have a positive effect to the development of the aviation transportation industry. IATA predicts that this year the earnings of the European and American civil aviation industry will rise by USD4.2 billion as compared with last year, and the aviation oil price will be lower than that of 2013.

There is no change in the fundamentals of the long term positive trend of the Chinese economy.

In particular, the central government has made the overall deployment for the full deepening of reforms by promulgating a series of reform measures, the merits of which will be further released, and the dynamics and vitality of development will be further stimulated. The Chinese economy will continue to maintain a growth rate of around 7.5%, supported by a number of new favourable factors and rare opportunities. Amid such background, the domestic aviation transportation industry will continue to maintain a positive development trend, which will offer good market opportunities for China Southern Airlines.

The new urbanization development will stimulate demand for aviation transportation.

In the new urbanization meeting convened by the central government, it was specified that in the coming few years the focus of urbanization of China is to develop tier two and tier three cities. With the continuous accumulation of such urban population, the demand for aviation transportation will have a faster growth, which is beneficial for China Southern Airline to make use of its advantages in several aspects and develop potential markets.

The major unfavourable conditions are as follows:

There are still quite a lot of uncertainties in the international economic growth.

The foundation of the economic recovery of developed countries is not solid, and the emerging economies in general are faced with weak overseas demand, insufficient growth momentum generated locally and inflation etc. The missions of structural adjustments and mode changing of the Chinese economy are tough, and the restraints of the environmental resources are increasing, all exerting downward pressure to the Chinese economy.

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The tapering of quantitative easing by the US Federal Reserve Fund will have a negative impact on the Company.

On one hand, this will have an appreciation pressure on the USD against RMB conversion, which may result in a substantial reduction in the exchange gain of the Company. On the other hand, this may also lead to a hike in the USD interest rate, causing an increase in finance costs of the Company.

Industry competition is keener.

Following the deepening of comprehensive reforms of the civil aviation industry, a relaxation of market entrance, rapid growth of carriage capacity etc, the aviation market of China will enter into an era of full competition; low-priced flights will become more popular, and airlines with low cost structure will have rapid development, while these will be less room for growth of the traditional business market.

The impact of the express railway on civil aviation becomes stronger.

Currently, the mileage of coverage of the express railway of China exceeds 10,000 kilometers, and the network with “Four Vertical, Four Horizontal” will gradually be built, so that the aviation client sources of medium and short journeys will be further channeled elsewhere, while these will bring harsh challenges to the operating capability and quality of operation of China Southern Airline.

In 2014 the Company will seriously study the changes in the internal and external situations and market environment, we will master the development trend of the industry, stress on reform and innovation, emphasize quality enhancement and effectiveness improvement, further release ideas, stimulate vibrant action, increase the safety management and control level, actively cope with market competition, continue to promote strategic transformation, fully raise the service level, and continue to enhance the comprehensive competitiveness of the Company. We will focus on accomplishing the following tasks:

Raising the safety management level, improving the operational efficiency.

In 2014, we will continue to solidify the safety foundation, strengthen safety check and supervision at all levels, and enhance the building of qualifications and ability of the professional team. We will make good use of new technologies, raise the flight quality; work on the establishment of systems, speed up the implementation of systems, and fully implement the aviation safety year.

In 2014, we will devote all efforts to raise the regularity level of flights, upgrade the operation command system, and increase the operation management quality efficiency; we will enhance our capability to handle flight delay, and improve the response mechanism of flight delay; we will strengthen the optimization of routes, saving of aviation oil, information release etc., to enhance the comprehensive results of aviation management.

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Enhancing operational management ability with all efforts, emphasis of enhancing the quality of transformation.

In 2014, we will insist on the orientation towards the market and clients, stress on strengthening refined marketing, and properly master the degree of matching of carriage capacity and market; we must analyze in details the changes in aviation client structure and changes in consumer behavior and habits, and increase the ability to forecast the market and response speed; we must enhance the ability in high end marketing and emphasize on developing key clients.

In 2014, we will steadily develop the international market, flexibly adjust the operational strategies of the major international routes of Europe and America, Australia and New Zealand etc, pay more attention to the short and medium journey markets of Japan and South Korea; we will continue to expand the hub effect, optimize the protection of transit services, work hard on the “Canton Route”, and continue to improve the positioning and development of the Chongqing hub, so as to expand the effects of transformation and fully realize the target results.

Strengthening the orientation towards clients, expanding brand influence.

In 2014, the Company will continue to improve the service standard, make good use of the role of the full work flow service platform, and enhance the consistency of services; we will improve the service management, improve the inspection of service quality, the rectification and feedback systems, and increase the supervision and rectification strength; we will emphasize on the strengthening of service team management, and enhance the consistency and practicality of training.

We will speed up our work in brand building through quality services, and actively promote our brand by marketing, in order to enhance the features and competitive advantages of the brand. We plan to hold activities regularly with marketing as focus and fully use all opportunities to promote the influence of internationalization of the brand, in order to expand the awareness of the brand on a global scale.

Deepening the comprehensive budget management, strengthening our cost advantages.

In 2014, we will improve the comprehensive budget management in an in-depth manner, and set up cost and revenue dynamic forecast adjustment mechanisms; we will set out target more on advanced airlines, stress on control of major cost items, and implement refinement of control of major cost items; we will push forward the oil saving policy reform, gradually form cost advantages and enhance the comprehensive management standard of the Company.

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PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2013 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2013, with an unqualified auditor’s report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 March 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin asexecutive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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